Exhibit 99.5

Points International Ltd. Reports Second Quarter 2012 Financial Results

– Record Revenue of $36.3 million, up 11% year-over-year

– Record Gross Margin of $7.1 million, up 15% year-over-year

– EBITDA of $2.1 million, up 53% year-over-year

– EPS of $0.09 per diluted share, up approximately 200% year-over-year

– Reiterate 2012 guidance; anticipates 15-20% organic revenue growth over 2011

Toronto, Canada, August 8, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the second quarter ended June 30, 2012.

“We are pleased with our second quarter, which saw improved performance across all key financial metrics. Revenues, gross margin dollars, EBITDA, and net income are all up sequentially and year over year,” said Points Chief Executive Officer Rob MacLean. “Points delivered record revenues and gross margins, and at the same time, saw increased profitability as demonstrated by our improvement in EBITDA and EPS, which increased 53% and 200% year-over-year, respectively. Contributing to our financial performance is the addition of new partners and products to our platform over the past twelve months as well as the continued growth of our deployed products.”

Mr. MacLean continued, “Looking to the back half of the year, we anticipate continued acceleration in our financial performance led by strong organic growth in our core loyalty currency services business. In addition to driving strong organic growth, we are working diligently to execute against our robust pipeline of new business. Both the value and visibility of our new business pipeline has increased in the past 90 days with several relationships in advanced stages of development. As a result, we expect meaningful new business launches in the back-half of the year. We look forward to being able to share our successes over the coming quarters and remain confident that we will continue to deliver solid progress for our shareholders.”

Second Quarter 2012 Financial Results

Total revenue was $36.3 million for the second quarter of 2012. Revenue was up 11% year-over-year from $32.7 million in the second quarter of 2011 and up 30.0% sequentially from $28.0 million in the first quarter of 2012. Principal revenue totaled $34.2 million, up 11% from $30.8 million in same period last year and up 35% from $25.3 million in the first quarter 2012. Other partner revenue was $2.1 million, up 8.0% from $2.0 million in the second quarter 2011 and down 21.5% from $2.7 million in the first quarter 2012.

Gross margin for the second quarter 2012 totaled $7.1 million, or 19.6% of total revenue. This represents a 15% increase from $6.2 million, or 19.0% of total revenue, in the second quarter 2011 and an 11% increase from $6.4 million, or 22.8% of total revenue, in the first quarter 2012. The sequential change in gross margin percentage is a reflection of the rotation of sales from seasonal Q1 products and higher agency activity to a more typical mix with principal revenue comprising 94% of total revenue.

EBITDA for the second quarter 2012 was $2.1 million, up 53% year-over-year from $1.4 million in the second quarter 2011 and up 88% from $1.1 million in the first quarter 2012. This year-over-year and sequential increase is attributed to strong gross margins combined with minimal increases in operating costs.

Net income for the second quarter of 2012 was $1.3 million, or $0.09 per share. This compares to net income of $0.5 million, or $0.03 per share in the second quarter 2011, and net income of $0.6 million, or $0.04 per share, in the first quarter 2012.

As of June 30, 2012, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors, was $44.0 million, down from $45.6 million at March 31, 2012. The company remains debt free and is pleased with its overall financial position.

Second Quarter 2012 Business Metrics

	Q2/12	Q2/11	Q2/12 vs. Q2/11	Q1/12	Q2/12 vs. Q1/12
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,455,853	3,641,292	(5%)	3,755,710	(8%)
No. of Points/Miles Transactions	390,244	347,134	12%	364,176	7%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	3,056,598	3,319,885	(8%)	3,282,092	(7%)
No. of Points/Miles Transactions	328,722	329,561	(0%)	344,245	(5%)
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	399,255	321,407	24%	473,618	(16%)
No. of Points/Miles Transactions	61,522	17,573	250%	19,931	209%
Cumulative Registered Users	3,235,685	2,724,144	19%	3,087,282	5%

Investor Conference Call

Points’ conference call with investors will be held today at 5:00 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 941-1427 ten minutes prior to the start time. International dialers should call (480) 629-9664.

In addition, the call is being webcast and can be accessed at the Company’s web site: www.pointsinternational.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through August 22, 2012 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 4548122.

About Points International Ltd.

Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visitwww.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

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Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2012 with respect to organic revenue growth, the size of our pipeline opportunity and our operating leverage. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Foster / Kimberly Esterkin
laurf@addocommunications.com / kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin1

Expressed in thousands of United States dollars	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Total revenue	$36,329	$32,725	$64,367	$61,198
Direct cost of principal revenue	29,192	26,519	50,824	49,904
Gross margin	$7,137	$6,206	$13,543	$11,294
Gross margin %	20%	19%	21%	18%

Reconciliation of Operating Income to EBITDA2

Expressed in thousands of United States dollars	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Operating income	$1,373	$834	$1,874	$770
Depreciation and amortization	699	563	1,360	1,008
Foreign exchange loss (gain)	29	(24)	(16)	(92)
EBITDA	$2,101	$1,373	$3,218	$1,686

_______________________________________
1 Gross Margin is considered by Management to be an integral measure of financial performance and is defined as total revenues less the direct cost of principal revenues. However, gross margin is not a recognized measure of profitability under IFRS.
2 EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by management to be a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under IFRS.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months		For the six months
(Unaudited)	ended		ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
REVENUE
Principal	$34,208	$30,766	$59,548 $	57,463
Other partner revenue	2,112	1,955	4,801	3,726
Interest	9	4	18	9
Total Revenue	36,329	32,725	64,367	61,198

EXPENSES
Direct cost of principal revenue	29,192	26,519	50,824	49,904
Employment costs	3,610	3,258	7,204	6,502
Marketing & communications	373	348	779	627
Technology services	118	156	252	302
Depreciation and amortization	699	563	1,360	1,008
Foreign exchange loss (gain)	29	(24)	(16)	(92)
Operating expenses	935	1,071	2,090	2,177
Total Expenses	34,956	31,891	62,493	60,428

OPERATING INCOME	1,373	834	1,874	770
Interest and other charges	-	(17)	-	(17)
EARNINGS BEFORE INCOME TAX	1,373	851	1,874	787
Deferred income tax expense (recovery)	69	350	(4)	475
NET INCOME	1,304	501	1,878	312

OTHER COMPREHENSIVE INCOME (LOSS)
Gain (loss) on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $3 and $15 for the three and six months ended June 30, 2012 (2011 – recovery of $10 and expense of $50)	7	(26)	41	127
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $4 and $22 for the three and six months ended June 30, 2012 (2011 – $46 and $92)	(12)	(116)	(63)	(234)
Other comprehensive loss for the period, net of income tax	(5)	(142)	(22)	(107)

TOTAL COMPREHENSIVE INCOME	$1,299	$359	$1,856	$205

EARNINGS PER SHARE
Basic earnings per share	$0.09	$0.03	$0.12	$0.02
Diluted earnings per share	$0.09	$0.03	$0.12	$0.02

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars
(Unaudited)

As at	June 30, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	32,640	34,853
Restricted cash	1,617	1,619
Funds receivable from payment processors	6,759	10,837
Security deposits	2,942	2,461
Accounts receivable	1,615	2,411
Prepaid expenses and other assets	1,006	1,013
Total current assets	46,579	53,194

Non-current assets
Property and equipment	1,770	1,712
Intangible assets	3,768	4,566
Goodwill	2,580	2,580
Deferred tax assets	1,593	1,575
Note receivable	255	-
Other assets	618	658
Total non-current assets	10,584	11,091
Total assets	57,163	64,285

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	2,822	3,455
Payable to loyalty program partners	31,373	40,048
Provisions	56	98
Current portion of other liabilities	596	765
Total current liabilities	34,847	44,366

Non-current liabilities
Other liabilities	801	877
Total non-current liabilities	801	877

Total liabilities	35,648	45,243

SHAREHOLDERS’ EQUITY
Share capital	57,992	57,378
Contributed surplus	9,674	9,671
Accumulated other comprehensive income	21	43
Accumulated deficit	(46,172)	(48,050)
Total shareholders’ equity	21,515	19,042
Total liabilities and shareholders’ equity	57,163	64,285

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total
(Unaudited)		Surplus		gains/(losses)	other	deficit	shareholders’
				on cash flow	comprehensive		equity
				hedges	income
					(loss)
Balance at December 31, 2011	$57,378	$9,671 $	67,049	$43	$43	$(48,050)	$19,042
Net income	-	-	-	-	-	1,878	1,878
Other comprehensive loss	-	-	-	(22)	(22)	-	(22)
Total comprehensive income	-	-	-	(22)	(22)	1,878	1,856
Effect of share option compensation plan	-	335	335	-	-	-	335
Effect of RSU compensation plan	-	84	84	-	-	-	84
Share issuances	1,103	(416)	687	-	-	-	687
Share capital held in trust	(489)	-	(489)	-	-	-	(489)
Balance at June 30, 2012	$57,992	$9,674 $	67,666	$21	$21	$(46,172)	$21,515

Balance at December 31, 2010	$56,683	$9,255 $	65,938	$297	$297	$(52,082)	$14,153
Net income	-	-	-	-	-	312	312
Other comprehensive loss	-	-	-	(107)	(107)	-	(107)
Total comprehensive income	-	-	-	(107)	(107)	312	205
Effect of share option compensation plan	-	332	332	-	-	-	332
Share issuances	605	(146)	459	-	-	-	459
Balance at June 30, 2011	$57,288	$9,441 $	66,729	$190	$190	$(51,770)	$15,149

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	For the three months		For the six months
(Unaudited)	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011

Cash flows from operating activities
Net income for the period	$1,304	$501	$1,878	$312
Adjustments for:
Depreciation of property and equipment	138	127	269	230
Amortization of intangible assets	561	436	1,091	778
Unrealized foreign exchange (gain) loss	(347)	738	(84)	394
Equity-settled share-based payment transactions	201	163	419	332
Deferred income tax expense (recovery)	73	350	(10)	475
Unrealized net gain on derivative contracts designated as cash flow hedges	(6)	(198)	(29)	(150)
Changes in non-cash balances related to operations	(6,523)	(1,410)	(5,155)	981
Net cash (used in) provided by operating activities	(4,599)	707	(1,621)	3,352

Cash flows from investing activities
Acquisition of property and equipment	(144)	(308)	(328)	(468)
Additions to intangible assets	(170)	(291)	(293)	(807)
Issuance of note	(255)	-	(255)	-
Net cash used in investing activities	(569)	(599)	(876)	(1,275)

Cash flows from financing activities
Proceeds from exercise of share options	318	410	687	458
Proceeds used for share purchases	(489)	-	(489)	-
Net cash (used in) provided by financing activities	(171)	410	198	458

Net (decrease) increase in cash and cash equivalents	(5,339)	518	(2,299)	2,535
Cash and cash equivalents at beginning of the period	37,622	30,810	34,853	28,463
Effect of exchange rate fluctuations on cash held	357	(735)	86	(405)
Cash and cash equivalents at end of the period	$32,640	$30,593	$32,640	$30,593

Interest Received	8	4	18	10
Interest Paid	-	-	-	-